UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2011
Commission File Number: 000-50984
eLong, Inc.
(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District

Beijing 100015, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑.       Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 15, 2011 (Beijing time), the Board of Directors of eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, appointed two new members to the Company’s Board of Directors, thereby enlarging the Board of Directors from nine to eleven members. The two new directors are:
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Guangfu Cui, who has served as our Chief Executive Officer since October 8, 2007. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China. During his four years at FedEx Kinko’s, Mr. Cui positioned the company as a market leader in the digital printing industry in China, with 16 centers and 300 employees. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. He was instrumental in building Procter & Gamble’s China distribution network and retail coverage systems. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University in Evanston, Illinois, and a BA in Law from Peking University.

•
Dan Lynn, who is the Managing Director and Vice President APAC of Expedia, Inc. Mr. Lynn leads Expedia’s business in the Asia Pacific, including current business and expansion into new markets. Prior to his current role, Mr. Lynn held a variety of positions at Expedia, including Vice Present of Global Paid Search Marketing, Director of Strategy and Consumer Insights, and Business Development Manager. Before joining Expedia, Mr. Lynn worked in London as an Investment Analyst for Smedvig Capital, and also previously as an analyst for McKinsey & Company. He holds a BA in Economics and Management from Oxford University.

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About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online and 24-hour call center hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest hotel product portfolio with a selection of more than 17,200 hotels in 610 cities across China and 130,000 international hotels in more than 100 countries worldwide, and the ability to fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570
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The information herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 18, 2011	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	Vice President & General Counsel